FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Syngenta launches international photography award”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	September 6, 2012	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Daniel Braxton Switzerland +41 61 323 2323

Basel, Switzerland, September 6, 2012

Syngenta launches international photography award

●	Annual competition that provides an opportunity to explore global challenges through compelling images
●	Open to professional and amateur photographers around the world
●	US$65,000 in prizes and professional commission

The Syngenta Photography Award, a new international competition that aims to stimulate dialogue around key global challenges, was launched today. Open to professional and amateur photographers, the Award will explore a central theme each year. In its inaugural year, the theme is “rural-urban”, exploring the relationship and tensions between rural and urban environments.

“For the first time in history, over half of the world’s population lives in urban environments, which is increasing the competition for natural resources and labor,” commented Mike Mack, Syngenta CEO. “Finding a balance between these rural and urban tensions is critical. This new competition aims to establish an important platform to explore issues of global significance through photography.”

The competition will be judged by a distinguished international panel chaired by award-winning South African photojournalist Jodi Bieber. The other members of the panel are: Irina Chmyreva (Russia) curator and researcher of photography; Stephen Dunbar-Johnson (UK) publisher, International Herald Tribune; Milton Guran (Brazil) curator and photographer; Malu Halasa (Lebanon) writer and editor; Marcus Lyon (UK) photographer; Mike Mack (U.S.) Syngenta Chief Executive Officer; and Liu Heung Shing (China) photographer and photo editor.

The Syngenta Photography Award has two categories. The Open Competition welcomes photographers of all levels, from professional to amateur. In addition, professional photographers are invited to compete for a Professional Commission by submitting an original proposal that is related to this year’s rural-urban theme.

The winners of the Syngenta Photography Award will be announced at an exhibition in London in May 2013.

Syngenta – September 6, 2012 / Page 1 of 3

Notes to the editor:

•	Media inquiries relating to the Syngenta Photography Award can be addressed to: Amy Barder or Jane Acton at Four Colman Getty
amy.barder@fourcolmangetty.com / jane.acton@fourcolmangetty.com
Tel: + 44 (0) 870 626 9000.
•	The competition opens for entries on September 6, 2012 and closes on January 15, 2013.
•	The competition is free to enter.
•	All images must have been taken in the last 10 years.
•
The Open Competition is open to both professional and amateur photographers. The judges will award a first, second and third place winner who will receive US$5,000, US$3,000, and US$2,000 respectively.

•
The Professional Commission is for professional photographers whose major income is derived from photography. In judging the entries, the panel will not only be looking for the ability to design and complete a commission, but also the talent to communicate a compelling narrative through photography. The first place winner will receive a US$15,000 prize, in addition to up to US$25,000 to complete the commission. The second and third place winners will receive US$10,000 and US$5,000 respectively.

•	For full details of the Syngenta Photography Award, please visit www.syngentaphoto.com. This media release is also available on the site in Chinese, French, German, Japanese, Portuguese and Spanish.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Syngenta – September 6, 2012 / Page 2 of 3

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – September 6, 2012 / Page 3 of 3